

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2021

Rathna Girish Mathrubootham
Chief Executive Officer
Freshworks Inc.
2950 S. Delaware Street, Suite 201
San Mateo, CA 94403

>   **Re: Freshworks Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted July 19, 2021**
>   **CIK No. 0001544522**

Dear Mr. Mathrubootham:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated July 12, 2021.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   Please refer to prior comment 1. To avoid giving undue prominence to a total customer population that contains customers you are not focused on growing and who you have stated do not meaningfully contribute to your financial success, please revise your prospectus summary to also disclose the number of customers with over $5,000 in ARR along with their contribution to total ARR for each period presented, as previously requested.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Key Factors Affecting Our Performance, page 70</u>

2.   Refer to prior comment 4. Since acquiring new customers is a key factor affecting your business, as previously requested, please revise here in MD&A to provide your customer count for each reported period.

  You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Sepideh Mousakhani